EXHIBIT 20
                                                                     PAGE 1 OF 4


FOR IMMEDIATE RELEASE

                                  FOR MORE INFORMATION:
                                  Investor / Analyst Information
                                  Lori Cramp, V.P. & Treasurer
                                  (301) 380-4840
                                  Sharon Whiting, Director of Investor Relations
                                  (301) 380-7215
                                  Media Information
                                  Wendy Watkins, Director of Public Relations
                                  (301) 380-7903


    HOST MARRIOTT SERVICES REPORTS DRAMATIC INCREASE IN 1996 NET INCOME

         BETHESDA, MD, FEBRUARY 5, 1997 -- Host Marriott Services Corporation today reported annual net income for the fifty-three weeks of 1996 of $14.3 million, or $0.40 per share, compared to a net loss of ($63.5) million, or ($2.01) per share, for the fifty-two weeks of 1995. Earnings before interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) was $119.4 million for 1996, an increase of 13% over EBITDA of $105.4 million reported for 1995. Revenues for 1996 increased by $119.0 million, or 10%, to $1.28 billion compared to revenues of $1.16 billion in 1995.
         William W. McCarten, President and Chief Executive Officer, noted, "1996 was an extremely successful year for Host Marriott Services. Industry fundamentals were strong and we achieved excellent growth in sales and earnings. Besides our financial success, we also had an outstanding year with our development efforts both domestically and internationally. We opened our first shopping mall food court at Ontario Mills in California, and will open our second mall food court at Grapevine Mills in Texas in November 1997. We also added two new international contracts at Cairns International Airport in Australia and Montreal International Airport - Dorval in Canada, and continued to demonstrate our excellent contract retention rate by obtaining ten lease extensions in our core markets. In 1997, we expect to build on our outstanding 1996 performance, with continuing solid growth in earnings and cashflow. We think this puts us on track toward achieving our corporate goal of generating revenues of $2.0 billion within five years. We further anticipate that 25% of total revenues will come from new markets such as international airports and food courts in shopping malls by that time."


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                                                                     EXHIBIT 20
                                                                     PAGE 2 OF 4
ADD 1
HOST MARRIOTT SERVICES REPORTS DRAMATIC INCREASE IN 1996 NET INCOME

         The company's operating profit increased by 55%, to $62.3 million for 1996 from $40.1 million for 1995, excluding the noncomparable effects of unusual items recorded in 1995. Unusual items included in the 1995 results were a $46.8 million write-down of long-lived assets reflecting the adoption of a new accounting standard and $14.5 million of restructuring charges related to initiatives to improve future operating results. The operating profit margin, excluding the 1995 unusual items, improved to 4.9% in 1996 from 3.5% for 1995. The company's 1995 results were also affected by the establishment of a valuation allowance to reduce its net deferred tax asset by $24.9 million. Excluding the non-comparable effects of unusual items and the establishment of the valuation allowance during 1995, the company's net income for 1995 was $1.3 million, compared to the $14.3 million of net income reported for 1996.
         The company reported net income of $0.9 million, or $0.03 per share, for the fourth quarter of 1996, which included seventeen weeks, compared to a net loss of ($67.8) million, or ($2.13) per share, for the fourth quarter of 1995, which included sixteen weeks. The company's operating profit increased to $12.7 million for the fourth quarter of 1996 from $4.3 million reported in 1995, an increase of 195%, excluding the non-comparable effects of unusual items that were recorded during the fourth quarter of 1995. EBITDA was $30.6 million for the fourth quarter of 1996, an increase of 15% over EBITDA of $26.5 million reported for the fourth quarter of 1995. Revenues for the fourth quarter of 1996 increased by $33.9 million, or 9%, to $392.5 million compared to revenues of $358.6 million in the fourth quarter of 1995.
         Airport concession revenues grew by $115.6 million, or 15%, in 1996. The increase in revenues for the year reflects an estimated 7% growth in enplaning passengers at the company's comparable airport locations, moderate increases in menu prices, the addition of new branded locations, benefits from other strategic initiatives and the added benefit of the fifty-third week in 1996.
         Travel plaza revenues increased slightly by $2.4 million or 1% for 1996. Excluding the noncomparable effects of the company's exit from two minor contracts during the fourth quarter of 1995, travel plaza revenues increased by 4% for 1996. This increase reflects minimal traffic growth, moderate price increases and the added benefit of the fifty-third week in 1996.



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                                                                     EXHIBIT 20
                                                                     PAGE 3 OF 4

ADD 2
HOST MARRIOTT SERVICES REPORTS DRAMATIC INCREASE IN 1996 NET INCOME

         On December 29, 1995, the company was spun off from Host Marriott Corporation. The 1995 amounts are presented on a pro forma basis to be more consistent with the 1996 amounts, and assume that the company operated on a separate basis, independent of Host Marriott Corporation, during 1995.
The pro forma information was derived from the company's 1995 historical operating results which are not materially different from the pro forma operating results before an extraordinary item in 1995 related to the extinguishment of debt.
         Host Marriott Services Corporation [NYSE:HMS], with its worldwide headquarters in Bethesda, Maryland, is the leading food, beverage and retail concessionaire at nearly 200 travel and entertainment venues, with over 20,000 employees in five countries around the globe. Host Marriott Services is best known for its custom solutions business approach that combines internationally known brands with regional favorites in airports, travel plazas, shopping malls and sports and entertainment attractions. Many of the company's concessions operate under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's, T.G.I. Friday's, Cinnabon, TCBY, Sbarro, Taco Bell, Cheers, California Pizza Kitchen, Tie Rack and The Body Shop.
         Certain matters discussed within this news release are forward-looking statements within the meaning of the Private Litigation Reform Act of 1995 and as such may involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Host Marriott Services to be different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although Host Marriott Services believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. These risks are detailed from time to time in the company's filings with the Securities and Exchange Commission.

                               --Table Follows--

                                                                     EXHIBIT 20
                                                                     PAGE 4 OF 4

                     HOST MARRIOTT SERVICES CORPORATION
                 CONSOLIDATED OPERATING RESULTS (Unaudited)

                  (In millions, except per share amounts)



                                                        Seventeen          Sixteen            Fifty-Three       Fifty-Two
                                                       Weeks Ended       Weeks Ended          Weeks Ended      Weeks Ended
                                                       January 3,       December 29,          January 3,       December 29,
                                                          1997            1995 (1)               1997            1995 (1)
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------


OPERATING SUMMARY

REVENUES                                                     $ 392.5           $ 358.6            $ 1,277.7        $ 1,158.7

OPERATING COSTS AND EXPENSES
     Operating costs                                           379.8             354.3              1,215.4          1,118.6
     Write-downs of long-lived assets                            ---              46.8                  ---             46.8
     Restructuring and other special charges, net                ---              14.5                  ---             14.5
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------

       Total Operating Costs and Expenses                      379.8             415.6              1,215.4          1,179.9
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------

OPERATING PROFIT (LOSS)                                         12.7             (57.0)                62.3            (21.2)

     Interest expense                                          (12.4)            (12.3)               (40.1)           (39.1)
     Interest income                                             1.1               0.1                  2.3              0.7
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------

INCOME (LOSS) BEFORE INCOME TAXES                                1.4             (69.2)                24.5            (59.6)
      Provision (benefit) for income taxes                       0.5              (1.4)                10.2              3.9
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------

NET INCOME (LOSS)                                           $    0.9        $    (67.8)           $    14.3       $    (63.5)
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------

INCOME (LOSS) PER COMMON SHARE
     Primary income (loss) per common share                 $   0.03         $   (2.13)            $   0.40        $   (2.01)
     Fully-Diluted income (loss) per common share           $   0.03         $   (2.13)            $   0.40        $   (2.01)

Weighted Average Common Shares Outstanding
          Primary                                               36.1              31.9                 35.5             31.7
          Fully-Diluted                                         36.2              31.9                 35.9             31.7

EBITDA                                                      $   30.6          $   26.5           $    119.4        $   105.4
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------

REVENUES BY BUSINESS LINE
     Airports                                                $ 281.8           $ 256.2           $    911.9       $    796.3
     Travel Plazas                                              91.9              86.6                312.3            309.9
     Sports and Entertainment                                   18.8              15.8                 53.5             52.5
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------

          Total revenues                                     $ 392.5           $ 358.6            $ 1,277.7        $ 1,158.7
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------

OPERATING PROFIT BY BUSINESS LINE (2)
     Airports                                               $   23.0          $   16.1          $      86.2      $      65.2
     Travel Plazas                                               4.0               2.2                 22.1             19.6
     Sports and Entertainment                                    1.2               0.5                  4.6              3.3
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------

          Total operating profit                            $   28.2          $   18.8           $    112.9      $      88.1
---------------------------------------------------- ----------------- ----------------- -- ----------------- ----------------


(1) Data presented on a pro forma basis for 1995 as if the Host Marriott Services spin-off and related transactions occurred at the beginning of 1995.
(2) Excludes unusual items (write-downs of long-lived assets and restructuring and other special charges, net)and general and administrative expenses.

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